

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2013

Via E-mail
Paul R. Risinger
Chief Executive Officer
VHGI Holdings, Inc.
103 North Court Street
Sullivan, IN 47882

> **Re: VHGI Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 8-K/A filed May 3, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **File No. 000-17520**

Dear Mr. Risinger:

We issued comments on the above captioned filings on August 30, 2012. On June 6, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact David Edgar, Staff Accountant, at 202-551-3459 or me at 202-551-3226 if you have any questions.

Sincerely,

/s/ Patrick Gilmore for

Craig D. Wilson
Sr. Asst. Chief Accountant